                                 PROPOSAL NO. 3

                           REINCORPORATION IN DELAWARE


General

     On March 4, 1996, the Board of Directors unanimously approved, and recommends for Shareholder approval, the change of the Company's state of incorporation from Florida to Delaware (the "Reincorporation"). The transaction will not result in any change in the business, management, assets, liabilities or net worth of the Company. Reincorporation in Delaware will allow the Company to take advantage of certain provisions of the corporate laws of Delaware. The purposes and effects of the proposed transaction are summarized below.

     In order to effect the Company's Reincorporation in Delaware, the Company will be merged with and into Armor Holdings, Inc. ("Armor Holdings"), a newly formed, wholly-owned subsidiary of the Company incorporated in Delaware. Following the Reincorporation, Armor Holdings will qualify to conduct business in Florida as a foreign corporation. Armor Holdings has not engaged in any activities except in connection with the proposed transaction. The mailing address of its principal executive offices and its telephone number are the same as those of the Company. As part of its approval and recommendation of the Company's Reincorporation in Delaware, the Board of Directors has approved, and recommends to the Shareholders for their adoption and approval, an Agreement and Plan of Merger (the "Reincorporation Agreement") pursuant to which the Company will be merged with and into Armor Holdings. The full texts of the Reincorporation Agreement and the Certificate of Incorporation (the "Armor Holdings Certificate of Incorporation") and Bylaws (the "Armor Holdings Bylaws") of the successor Delaware company under which the Company's business would be conducted after the Reincorporation are set forth as Appendices A, B and C, respectively, hereto. The discussion contained in this Proxy Statement is qualified in its entirety by reference to such Appendices.

     In the following discussion of the proposed Reincorporation, the term "Company" includes either or both, the Company and Armor Holdings as the context may require, without regard to the state of incorporation.

     Upon Shareholder approval of the Reincorporation and the receipt by the Company of any required third party consents to the Reincorporation, including, but not limited to, the consent of the Bankruptcy Court, if required, and upon the filing of appropriate certificates of merger by the Secretaries of State of the States of Florida and Delaware, the Company will be merged with and into Armor Holdings pursuant to the Reincorporation Agreement, resulting in a change in the Company's state of incorporation from Florida to Delaware. The Company will then be subject to the Delaware General Corporation Law ("DGCL") and the Armor Holdings Certificate of Incorporation and the Armor Holdings Bylaws set forth as Appendix B and Appendix C, respectively. The effectiveness of the Reincorporation and the merger contemplated to result therefrom is conditioned upon the filing by both the Company and Armor Holdings of Articles of Merger with the State of Florida and a Certificate of Merger with the State of

Delaware. Upon the effective time of the Reincorporation, each outstanding share of Common Stock and each share of Common Stock held in the treasury of the Company will be automatically converted into one share of Common Stock of Armor


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Holdings. Outstanding options to purchase shares of Common Stock will be converted automatically into options to purchase the same number of shares of Common Stock of Armor Holdings. Each employee stock plan and any other employee benefit plan to which the Company is a party, whether or not such plan relates to the Common Stock, will be assumed by Armor Holdings and, to the extent any such plan provides for the issuance or purchase of Common Stock, it will be deemed to provide for the issuance or purchase of shares of Common Stock of Armor Holdings.

     IT WILL NOT BE NECESSARY FOR SHAREHOLDERS OF THE COMPANY TO EXCHANGE THEIR EXISTING STOCK CERTIFICATES FOR CERTIFICATES OF ARMOR HOLDINGS; OUTSTANDING STOCK CERTIFICATES OF THE COMPANY SHOULD NOT BE DESTROYED OR SENT TO THE COMPANY. The Common Stock of the Company will continue to be traded on AMEX, which will consider the existing stock certificates as constituting "good delivery" in transactions subsequent to the Reincorporation.

Principal Reasons For Changing The Company's State Of Incorporation

     The Board of Directors of the Company believes that the Reincorporation will provide flexibility for both the management and business of the Company. Delaware is recognized both domestically and internationally as a favorable legal and regulatory environment within which to operate. Such an environment will enhance the Company's operations and its ability to effect acquisitions and other transactions. For many years, Delaware has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws which are periodically updated and revised to meet changing business needs. As a result, many major companies have initially chosen Delaware for their domicile or have subsequently reincorporated in Delaware. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to Delaware companies, thereby providing greater predictability with respect to corporate legal affairs.

     Delaware law is more familiar to lenders and investors, and therefore may provide the Company with a more favorable legal environment in which to seek additional financing. Because Delaware corporate law is more predictable and familiar to lenders and investors than is Florida corporate law, and because Delaware courts have substantially greater experience in handling matters of a corporate nature, the Board of Directors believes that changing the Company's domicile from Florida to Delaware would make the Company more attractive to new and existing shareholders, lenders and investors. The Board of Directors also believes that the Reincorporation will provide flexibility for both the management and business of the resulting Company.


     The Board of Directors has determined that the most practical and economical means of reincorporating the Company in the State of Delaware would be through a reincorporation merger of the Company with and into a wholly-owned subsidiary of the Company incorporated in Delaware for such purpose. Merger with a wholly-owned subsidiary is the usual means of reincorporation in another jurisdiction, since it is inexpensive to accomplish and will qualify as a tax-free reorganization. Since a reincorporation merger is the usual and most practical and economical means of reincorporating the Company in Delaware, it was the only alternative considered by the Board of Directors.

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Dissenters' Rights

     The Shareholders of the Company will not have dissenters' rights in connection with the Reincorporation and the merger to occur pursuant thereto. Dissenters' rights are not available under the FBCA to shareholders if, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon, the shares were listed on a national securities exchange. The Common Stock of the Company is listed on AMEX.

Effects On The Company

     Upon the effective date of the Reincorporation, the business and internal affairs of the Company will be governed by the DGCL. The Armor Holdings Certificate of Incorporation provides greater limitations on the personal liability of directors to the Company and its Shareholders and expanded indemnification provisions. The Reincorporation will not result in a change in the business, assets and liabilities of the Company. If the Reincorporation Agreement is approved, the Board of Directors of the Company will be comprised of the same six members elected at the Meeting to comprise the Company's Board of Directors. The directors elected in connection with the current Proposal No. 1 for election of Company directors will serve until the next annual meeting of the Shareholders of the Company, or until their respective successors are elected and qualified. The Armor Holdings Bylaws will continue to allow a minimum of three and a maximum of fifteen directors, as provided for currently in the Company's Charter and Bylaws. Armor Holdings will also have the same executive officers as did the Company prior to the Reincorporation.

Capitalization

     The Armor Holdings Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, par value $.01 per share, and creates a series of preferred stock, with a corresponding right conferred upon the Board of Directors to set the dividend, voting, conversion and liquidation rights as well as such redemption or sinking fund provisions of such preferred stock as the Board may from time to time determine. Currently, the Company is authorized to issue (i) 15,000,000 shares of Common Stock, par value $.03 per share, of which 6,812,490 are outstanding, and (ii) 1,700,000 shares of Old Preferred Stock. There are no shares of Old Preferred Stock available for issuance because all of such shares were issued in connection with the Company's Plan of Reorganization and subsequently redeemed or converted to shares of Common Stock.

     The Reincorporation into Delaware will have an effect on the capital structure of the Company. The change in the par value of the Common Stock from $.03 per share to $.01 per share will result in a reduction in the capital account of the Company and an increase in its additional paid-in capital account. The preferred stock authorized in the Armor Holdings Certificate of Incorporation will not have an effect on the Company's capital structure until such time as the Board of Directors elects to issue such shares.

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                       COMPARATIVE RIGHTS OF SHAREHOLDERS


     Upon the effective date of the Reincorporation, holders of the Common Stock will become holders of Armor Holdings common stock and the rights of former Company Shareholders will be governed by the Armor Holdings Certificate of Incorporation, the Armor Holdings Bylaws and the DGCL.

     Shareholders should note the following significant differences between the DGCL and the Florida Business Corporation Act (the "FBCA") as they affect the rights of shareholders. The following comparison of the DGCL and the Armor Holdings Certificate of Incorporation and the Armor Holdings Bylaws, on the one hand, and the FBCA and the Company's existing Charter and Bylaws, on the other, is not intended to be complete and is qualified in its entirety by reference to the Armor Holdings Certificate of Incorporation and the Armor Holdings Bylaws and the Company's Charter and Bylaws. Copies of the Armor Holdings Certificate of Incorporation and the Armor Holdings Bylaws are attached hereto as Appendix B and C, respectively. Copies of the Company's existing Charter and Bylaws are available for inspection at the offices of the Company and copies will be sent to the holders of the Common Stock upon written or telephone request.

Distributions To Shareholders

     A Delaware corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared or for the preceding fiscal year. A Florida corporation may make distributions to shareholders as long as, after giving effect to such distribution, the corporation will be able to pay its debts as they become due in the usual course of business and the corporation's total assets will not be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Business Combinations

     The FBCA and the DGCL have "Control-Share Acquisition" and "Business

Combination" statutes, respectively, which are designed to encourage potential acquirers of publicly traded corporations to obtain the consent and approval of the proposed target's Board of Directors prior to commencing a tender offer for the target company's shares. This encouragement is accomplished by prohibiting or restricting acquirers from undertaking many post-acquisition financial restructuring alternatives.

     Both the FBCA and the DGCL permit a corporation to opt out of the ControlShare Acquisition statute and the Business Combination statute, respectively. The Company has opted out of the Florida Control-Share Acquisition statute, and therefore is not governed by the provisions contained therein. Armor Holdings would be governed by the Business Combination statute of the DGCL.

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Liability and Indemnification of Directors, Officers and Employees

     The DGCL and the FBCA both have provisions and limitations regarding directors' liability and indemnification by a corporation of its directors, officers and employees.

     The DGCL permits a Delaware corporation to include in its certificate of incorporation a provision which eliminates or limits the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duties as a director; provided, however, that no such provision may eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for declaration of unlawful dividends or illegal redemptions or stock repurchases; or (iv) for any transaction from which the director derived an improper personal benefit. The Armor Holdings Certificate of Incorporation includes such a provision.

     Under the DGCL, a director or officer may, in general, be indemnified by the corporation if he or she has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification is permitted if the person is adjudged liable to the corporation in a derivative suit unless the court determines that indemnification would be appropriate.

     Under the FBCA, a director is not personally liable for monetary damages to any person for his actions as a director unless the director breached his duties by way of: (i) a criminal violation, unless the director has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit; (iii) declaration of unlawful distributions; (iv) in a derivative action, conscious disregard by the director for the best interests of the corporation or willful misconduct by the director; or (v) in a third party action, recklessness or actions or omissions committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

     Under the FBCA, a corporation has the power to indemnify any director, officer, employee or agent of the corporation against liability incurred in connection with any proceeding, including any appeal, if the director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. No indemnification is permitted if the person is adjudged liable unless the court determines that in view of all of the circumstances of the case, indemnification would be proper. In addition, no indemnification is permitted for criminal violations (unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful), transactions in which the director or officer derived an improper personal benefit, declaration of unlawful dividends or, in derivative actions, willful misconduct or conscious disregard for the best interests of the corporation.

     As a result of the additional limitations on the liability of directors and the additional indemnification that would be afforded by the Company to its directors, officers and employees under the DGCL if the Reincorporation is approved, the directors of the Company may benefit personally from the approval of this Proposal No. 3.

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Calling A Special Meeting Of Shareholders

     Under the DGCL, a special meeting of shareholders can be called by the corporation's board of directors or by such person or persons as may be authorized by the corporation's certificate of incorporation or bylaws. The Armor Holdings Certificate of Incorporation does not authorize any person to call a special meeting of shareholders. The Armor Holdings Bylaws, however, provide that a special meeting may be called by the Chairman of the Board of Directors, the President, a majority of the Board of Directors or a majority of the shareholders of record of all shares entitled to vote.

     The FBCA provides that a special meeting of shareholders can be called by:
(i) a corporation's board of directors; (ii) the persons authorized by the articles of incorporation or bylaws; or (iii) the holders of not less than 10% of all votes entitled to be cast on any issue to be considered at the proposed special meeting. A corporation's articles of incorporation can require a higher percentage of votes, up to a maximum of 50%, to call a special meeting of shareholders. The Company's Charter does not include any such provision. The Bylaws of the Company do, however, provide that a special meeting of Shareholders may be called by the President or a majority of the Board of Directors.

Amendments To Bylaws


     Under the DGCL, directors can amend the bylaws of a corporation only if such right is expressly conferred upon the directors in its certificate of incorporation. Under the FBCA, a corporation's board of directors may amend or repeal the bylaws unless such power is expressly reserved to the shareholders in the articles of incorporation or the FBCA or the shareholders expressly provide, in amending or repealing all or any part of the bylaws, that the board of directors may not amend or repeal the affected bylaws. The Armor Holdings Certificate of Incorporation permits the Board of Directors to adopt, alter or amend the Armor Holdings Bylaws. The Company's Charter provides the Board of Directors with the authority to adopt, alter or amend the Bylaws.

Merger With Subsidiary

     Under the DGCL, a parent corporation may merge into a subsidiary and a subsidiary may merge into its parent, without shareholder approval, where such parent corporation owns at least 90% of the outstanding shares of each class of capital stock of its subsidiary. The FBCA permits such a merger of a subsidiary without shareholder approval if 80% of each class of capital stock of the subsidiary is owned by the parent corporation.

Removal Of Directors; Filling Vacancies On The Board Of Directors

     Under the DGCL, any director or the entire board of directors generally may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. Under the FBCA, shareholders may remove one or more directors with or without cause, unless the articles of incorporation provide that directors may be removed only with cause, at a meeting of the shareholders called expressly, at least in part, for that purpose. The Company's Charter does not refer to removal of directors. Therefore, any member of the Company's Board of Directors may be removed with or without cause.

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     Under the Armor Holdings Bylaws, newly created directorships resulting from any increase in the number of directors or any vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the directors then in office. In addition, the Armor Holdings Bylaws provide that the directors elected to fill vacancies on the Board of Directors will hold office until the next election of directors.

     The Company's existing Bylaws provide that vacancies on the Board of Directors will be filled by a majority vote of the remaining members of the Board of Directors.

     Regardless of whether the Reincorporation is effected, there will be no vacancies on the Board of Directors of either Armor Holdings or the Company, as the Armor Holdings Certificate of Incorporation and the Company's Charter each provide for a minimum of three and a maximum of fifteen directors, and all such directorships shall be filled by Messrs. Kanders, Spiller, Ehrlich, Sokolow, Strauss and Bartlett.


Amendment Or Repeal Of The Certificate

     Under the DGCL, unless the certificate of incorporation otherwise provides, amendments of the certificate of incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if the amendment would increase or decrease the number of authorized shares of any class or series or the par value of such shares or would adversely affect the rights, powers or preferences of such class or series, a majority of the outstanding stock of such class or series also would have to approve the amendment. The Armor Holdings Certificate of Incorporation does not provide otherwise.

     Except with regard to minor amendments, all amendments to the articles of incorporation of a Florida corporation must be approved by a majority of all the votes entitled to be cast by each voting group, unless the articles require a greater or lesser vote. The Company's Charter does not provide for a greater or lesser vote.

Vote Required For Mergers

     The FBCA provides that the sale, lease, exchange or disposal of all, or substantially all, of the assets of a Florida corporation, not in the ordinary course of business, as well as any merger, consolidation or share exchange, generally must be recommended by the Board of Directors and approved by a vote of a majority of the shares of each class of the stock of the corporation entitled to vote on such matters. Under the FBCA, the vote of the shareholders of a corporation surviving a merger is not required if: (i) the articles of incorporation of the surviving corporation will not substantially differ from its articles before the merger; and (ii) and each shareholder of the surviving corporation before the effective date will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger. The DGCL has a similar provision requiring shareholder approval in the case of the disposition of assets or a merger or a share exchange.

Dissenters' Rights in Mergers

     Under both the DGCL and the FBCA, a shareholder of a corporation participating in certain merger transactions may, under certain circumstances, receive cash in the amount of the fair market value of his or her shares (as determined by a court) in lieu of the consideration he or she would otherwise receive in the merger. Unless a corporation's certificate of incorporation provides otherwise, the DGCL does not require that such dissenters' rights of appraisal be afforded to shareholders with respect to: (i) a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or widely held (by at least 2,000 shareholders), if the shareholders of such corporation receive only shares of the surviving corporation or of such a listed or widely held corporation; or (ii) those shareholders who are the shareholders of a corporation surviving a merger if no vote of such shareholder is required because, among other things, the number of shares to be issued in the merger plus those initially issuable upon conversion of any other securities to be issued or delivered pursuant to such merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger (if certain other conditions are met).

     Unless a corporation's articles of incorporation provide otherwise, the FBCA does not require that dissenters' rights be afforded to holders of shares which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon, were listed on a national securities exchange.

Stock Redemptions and Repurchases

     Both Delaware and Florida corporations may generally purchase or redeem their own shares of capital stock. Under the DGCL, a Delaware corporation may purchase or redeem its own shares of capital stock except when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation. Subject to any restrictions imposed by its articles of incorporation (the Company's Charter contains no such restriction), a Florida corporation may make distributions to shareholders as long as, after giving effect to such distribution: (i) the corporation would be able to pay its debts as they become due in the usual course of business; and
(ii) the corporation's total assets would not be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, (which the Company's Charter does not) the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution (the Company currently has no shares authorized or outstanding with such preferential rights).

Shareholder Records

     Under both the DGCL and the FBCA, any Shareholder with a proper purpose may inspect and copy the books, records and stockholder lists of the Company.

Corporate Action Without A Shareholder Meeting

     The DGCL and the FBCA both permit corporate action without a meeting of shareholders upon the written consent of the holders of that number of shares necessary to authorize the proposed corporate action being taken, unless the certificate of incorporation or articles of incorporation, respectively, expressly provide otherwise. In the event such proposed corporate action is taken without a meeting by less than the unanimous written consent of shareholders, the DGCL requires that prompt notice of the taking of such action be sent to those shareholders who have not consented in writing. The FBCA provides that such notice must be given within ten days of the date such shareholder authorization is granted.

Rights And Options

     The DGCL and the FBCA do not require shareholder approval of rights or option plans, although various other applicable legal requirements, such as the rules of the SEC, may make shareholder approval of certain rights or option plans necessary or desirable.


                PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF THE
            CERTIFICATE OF INCORPORATION AND BYLAWS OF ARMOR HOLDINGS


Limitation Of Director, Officer and Employee Liability

     The Armor Holdings Certificate of Incorporation contains a provision in Article Ninth that provides for the indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Armor Holdings Certificate of Incorporation also provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in manner he reasonably believed to be in or not opposed to the best interests of the Company. As they relate to directors, these two provisions eliminate a director's liability for monetary damages for breaches of fiduciary duty of care, subject to certain exceptions described below (the "Liability Provisions").

     The Delaware legislature enacted an amendment to the DGCL in 1985 allowing provisions such as the Liability Provisions as a response to changes in the market for directors' liability insurance. The proliferation of shareholder derivative and class action suits for breaches of directors' fiduciary duties has in large part made it difficult to obtain liability insurance. Thus, the

Delaware legislature amended the DGCL in order to maintain qualified and able directors to govern companies. While the Company has not experienced difficulty in attracting and retaining qualified and able persons to serve on the Company's Board of Directors, the ability to attract and retain qualified directors is often contingent upon a corporation's ability to indemnify such persons against certain liabilities. For this reason, among others, the Company wishes to avail itself of the broader indemnification provisions contained in the DGCL so that it may continue to attract and retain qualified directors.

     The Liability Provisions do not relieve a director of monetary liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, the unlawful repurchase or redemption of stock or payment of unlawful dividends or any transaction from which a director derives an improper personal benefit. Thus, liability for monetary damages will still exist under the Liability Provisions if liability is based upon one of these grounds. The Liability Provisions will have no effect on the availability of equitable remedies, such as an injunction or rescission for the breach of a director's fiduciary duty, and will in no way limit or otherwise affect liability for violation of the federal securities laws.

     The Liability Provisions do not eliminate the liability of directors of the Company for monetary damages arising out of the directors' breach of their fiduciary duty of care. The duty of care refers to the fiduciary duty of directors to be sufficiently diligent and careful in considering a transaction or taking or refusing to take some corporate action. Liability for a breach of the duty of care arises when directors have failed to exercise sufficient care in reaching decisions and otherwise attending to their responsibilities as directors. The Liability Provisions do not eliminate the duty of care; they only eliminate monetary damage awards occasioned by a breach of that duty in certain circumstances. Thus a breach of the duty of care remains a valid basis for a suit seeking to stop a proposed transaction from occurring. After the transaction has occurred, however, except in certain limited circumstances, the shareholders would no longer have a claim for monetary damages based on a breach of the duty of care even if that breach involved gross negligence on the part of the directors.

     The indemnification provided by the Liability Provisions and the limitation on the personal liability of a director to its shareholders for monetary damages for violations of a director's fiduciary duty of care provided by the Liability Provisions extend only so far as is legally permitted. If the DGCL is amended to permit broader indemnification rights, the protection afforded to directors and officers of the Company by the Liability Provisions will be expanded to the fullest extent authorized by the DGCL, as so amended, without further shareholder action. Similarly, if the DGCL is amended to permit the further elimination or limitation of the personal liability of directors for breaches of fiduciary duties, then the liability of directors shall be eliminated or limited to the fullest extent authorized by the DGCL.


     The Company believes that the indemnification provisions described above, together with the limitation of directors' liability provided for by the Armor Holdings Certificate of Incorporation, will ensure that the Shareholders will continue to benefit from the services of qualified directors and officers. Notwithstanding the foregoing, under certain circumstances, because of such indemnification provisions, the Company may in the future be obligated to incur additional expense in indemnifying its officers and directors, which may affect the Company's future profitability. In addition, Shareholders should note that limitations on directors' liability may have the effect of reducing the likelihood of derivative litigation against directors and may also discourage or deter Shareholders or Management from bringing a lawsuit against directors for breach of their fiduciary duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its Shareholders. Furthermore, because of the limitation of a director's liability, the Company's Shareholders will lose the right to maintain certain causes of action in the future that exist under common law, including a Shareholder's right on behalf of himself or the Company to recover monetary damages against directors for negligence or gross negligence.

Accounting Treatment of Reincorporation
Federal Tax Consequences

     It is the Company's belief that the merger which will take place in connection with the Reincorporation will, under current law, constitute a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). However, no ruling has been, or is expected to be requested from, the Internal Revenue Service (the "IRS") and no opinion of counsel or of any other tax advisor has been obtained, nor will such an opinion be requested, by the Company as to the tax consequences of the Reincorporation. Since no ruling has been, or will be, obtained, no assurance can be given that the IRS will agree with the Company's conclusions with respect to the tax-free nature of the Reincorporation, or that a challenge by the IRS, if made, will not be successful.

     Assuming that the Reincorporation and the merger resulting therefrom constitute a tax-free reorganization, there will be no adverse federal income tax consequences to the Company or its Shareholders because no gain or loss will be recognized to the Company or Armor Holdings as a result of the Reincorporation. Shareholders will have the same tax basis in the shares of Armor Holdings received in this transaction as the basis in the shares of the Company exchanged therefor, and the holding period of the shares of Armor Holdings will include the period during which the shares of the Company were held, provided such shares of the Company were held as capital assets on the effective date of the Reincorporation.

     The foregoing summary of federal income tax consequences is included for general information only and does not address the federal income tax consequences to all Shareholders, including those who acquired shares of Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and those subject to the alternative minimum tax. In view of the individual nature of tax consequences, Shareholders are urged to consult their own tax advisors as to the specific tax consequences of the Reincorporation, including the application and effect of state, local and foreign income and other tax laws.

Amendment

     The Reincorporation Agreement may be amended, modified or supplemented prior to the effective time of the Reincorporation upon the approval of the Board of Directors of the Company and Armor Holdings. However, no amendment, modification or supplement may be made after the adoption of the Reincorporation Agreement by the Shareholders of the Company which changes the Reincorporation Agreement in a way which, in the judgment of the Board of Directors of the Company, would have a material adverse effect on the Shareholders of the Company, unless such amendment, modification or supplement is approved by such Shareholders.

Termination

     The Reincorporation Agreement provides that the Board of Directors of the Company may terminate the Reincorporation Agreement and abandon the merger contemplated thereby at any time prior to its effective time, whether before or after approval by the


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Shareholders of the Company, if: (i) the Reincorporation shall not have received the requisite approval of the Shareholders of the Company; (ii) the Board of Directors of the Company determines for any reason in its sole judgment that the consummation of the transaction would be inadvisable or not in the best interests of the Company and its Shareholders; or (iii) the Company shall not have received all required third party consents, including, but not limited to, the consent of the Bankruptcy Court, if required, and the Board of Directors determines that such failure will have a material adverse effect on the Company if the Reincorporation is consummated.

Vote Required

     The affirmative vote of the holders of a majority of the outstanding shares of the Company's Common Stock is required for the approval of the Reincorporation of the Company under the FBCA.

Recommendation Of The Board Of Directors

     The Board of Directors has adopted and recommends a vote FOR Proposal No. 3 on the Proxy Card.

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